GLOBALSTAR, L.P., A DEBTOR-IN-POSSESSION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Business

      Globalstar, L.P. (“Globalstar”), a Delaware limited partnership, was formed in November 1993, remaining inactive until March 23, 1994, when it received capital subscriptions for $275 million and commenced operations.

      The governing body of Globalstar is the General Partners’ Committee. The Committee may have up to seven members, five of whom may be appointed by the managing general partner of Globalstar, Loral/ QUALCOMM Satellite Services, L.P. (“LQSS”). The general partner of LQSS is Loral/ QUALCOMM Partnership, L.P. (“LQP”), a Delaware limited partnership comprised of subsidiaries of Loral Space & Communications Ltd., a Bermuda company (and with its subsidiaries “Loral”) and QUALCOMM Incorporated (“QUALCOMM”). The managing general partner of LQP is Loral General Partner, Inc. (“LGP”), a subsidiary of Loral. As of December 31, 2002, Loral owned, directly or indirectly, 25,163,207 (approximately 38.2%) of the ordinary partnership interests of Globalstar, including interests attributable to 9,902,990 shares of Globalstar Telecommunications Limited (“GTL”) outstanding common stock.

      Globalstar was founded to design, construct and operate a worldwide, low-earth orbit satellite-based wireless digital telecommunications system (the “Globalstar System”). The Globalstar System’s worldwide coverage is designed to enable its service providers to extend modern telecommunications services to millions of people who currently lack basic telephone service and to enhance wireless communications in areas underserved or not served by existing or future cellular systems, providing a telecommunications solution in parts of the world where the build-out of terrestrial systems cannot be economically justified. In 1995, the United States Federal Communications Commission (the “FCC”) granted the necessary license to a wholly-owned subsidiary of LQP to construct, launch and operate the Globalstar System. LQP has agreed to use such license for the exclusive benefit of Globalstar.

      GTL was incorporated in 1994 as an exempted company under the Companies Act 1981 of Bermuda. GTL’s sole business is acting as a general partner of Globalstar and its sole assets consist of its equity interests in Globalstar. As of December 31, 2002, GTL owned 27,911,240 (42.4%) of Globalstar’s outstanding ordinary partnership interests and 100% of the outstanding 8% and 9% convertible redeemable preferred partnership interests (the “RPPIs”).

      Globalstar operates in one industry segment, satellite telecommunications, providing global mobile and fixed wireless voice and data services.

2. Basis of Presentation

      On February 15, 2002 (the “Petition Date”), Globalstar and certain of its subsidiaries filed voluntary petitions under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”), in the United States Bankruptcy Court (“Bankruptcy Court”) for the District of Delaware (Case Nos. 02-10499, 02-10501, 02-10503 and 02-10504). Globalstar and its debtor subsidiaries remain in possession of their assets and properties and continue to operate their businesses as debtors-in-possession. Also, on February 15, 2002, the managing general partner of Globalstar, LQSS, filed a voluntary petition in Delaware under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court. These factors, among others, raise substantial doubt about Globalstar’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

      Under Chapter 11, substantially all unsecured liabilities as of the Petition Date are subject to compromise or other treatment under a plan of reorganization, which must be approved and confirmed by the Bankruptcy Court. For financial reporting purposes, those liabilities and obligations whose treatment and satisfaction are dependent on the outcome of the Chapter 11 case have been segregated in the condensed consolidated balance sheet as liabilities subject to compromise. Generally, all actions to enforce or otherwise require repayment of Globalstar’s pre-petition liabilities are stayed under Section 362(a) of the Bankruptcy Code while Globalstar

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